


05009835

June 29, 2005

Unicharm Corporation
President & Representative Director Takahisa Takahara,
(Code No.: 8113; TSE Section I)
Inquiries: Corporate Planning Department
Director Atsushi Iwata
Telephone: 81-3-3449-6162

SUPPL

Notice Regarding Purchase of Treasury Stock

At the board of directors' meeting held on June 29, 2005, Unicharm Corporation passed a resolution regarding the purchase of Company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Details are as follows.

1. Purpose of the Purchase:

   To achieve a flexible capital strategy that improves distribution of earnings to shareholders and responds to changes in the business environment.

2. Details of the Purchase:

(1)	Type of shares to be purchased	Common stock of the Company
(2)	Number of shares to be purchased	1,100,000 shares maximum (1.59% of the total shares outstanding)
(3)	Total amount of purchase price for shares	5,000,000,000 Japanese Yen maximum
(4)	Repurchase schedule	From July 1, 2005 to September 20, 2005

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